Exhibit 12.1

SunGard Data Systems Inc.

Computation of Ratio of Earnings to Fixed Charges (Unaudited)

($ in millions)

					Predecessor	Successor
	Year ended December 31, 2001	Year ended December 31, 2002	Year ended December 31, 2003	Year ended December 31, 2004	January 1 through August 10, 2005	August 11 through December 31, 2005
Computation of fixed charges
Interest expense	$4	$10	$8	$28	$14	$228
Amortization of debt issuance costs and debt discount	—	3	3	1	3	20
Portion of rental expense representative of interest	34	42	50	57	38	25

Total fixed charges	$38	$55	$61	$86	$55	$273

Computation of earnings
Income (loss) before income taxes	$410	$543	$615	$761	$288	$(62)

Fixed charges per above	38	55	61	86	55	273

Total earnings	$448	$598	$676	$847	$343	$211

Ratio of earnings to fixed charges	11.8	10.9	11.1	9.8	6.2	*

*	Earnings for the period August 11 through December 31, 2005 were inadequate to cover fixed charges by $62 million.